Clarus Announces Results of Tender Offer

- $14.4 Million Remaining on Company’s $30 Million Share Repurchase Program -

- Company Expects to Introduce Annual Dividend of $0.10 Per Share -

SALT LAKE CITY, Utah — July 12, 2018 — Clarus Corporation (NASDAQ: CLAR) (“Clarus,” “Company,” “we,” “us” or “our”) announced today the final results of its previously announced “modified Dutch auction” tender offer (the “Tender Offer”) for shares of its common stock, par value $0.0001 per share, as well as the preferred share purchase rights associated with such shares (collectively, the “Shares”), which expired on July 11, 2018, at 11:59 P.M., New York City time.

Shareholders of Clarus had the opportunity to tender Shares at a purchase price not greater than $8.00 nor less than $7.20 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, for up to $7,500,000 of Shares. Based on the final count by American Stock Transfer & Trust Co., LLC, the depositary for the Tender Offer (“Depositary”), a total of 417,237 Shares were properly tendered and not properly withdrawn at or below the purchase price of $8.00 per share.

In accordance with the terms and conditions of the Tender Offer and based on the final count by the Depositary, Clarus has accepted for purchase 417,237 Shares at a price of $8.00 per share, for an aggregate cost of approximately $3,337,896.00, excluding fees and expenses relating to the Tender Offer. The Shares accepted for purchase represent approximately 1.4% of Clarus’ total outstanding Shares as of June 30, 2018.

“This tender offer, the maximum price of which was increased from $7.20 to $8.00, reflects our commitment to finding ways to enhance value for all of our shareholders,” said Warren Kanders, Clarus’ Executive Chairman. “We continue to remain confident in the future of Clarus and will be opportunistic in further share repurchases through our $30 million share repurchase program, which still has approximately $14.4 million available. Further supporting our confidence, we continue to anticipate implementing an annual dividend of $0.10 per share after the filing of our second quarter results.”

The Depositary will promptly issue payment for the Shares validly tendered and accepted for purchase in accordance with the terms and conditions of the Tender Offer.

The Company’s Tender Offer was made pursuant to an Offer to Purchase dated May 8, 2018, as amended and supplemented on June 6, 2018 and June 22, 2018 as well as a Letter of Transmittal, dated May 8, 2018, as amended on June 22, 2018.

D.F. King & Co., Inc. was the information agent for the Tender Offer and stockholders seeking additional information about the Tender Offer and process should call or email them at (888) 414-5566 (toll free) or clarus@dfking.com.

About Clarus Corporation

Clarus Corporation is focused on the outdoor and consumer industries, seeking opportunities to acquire and grow businesses that can generate attractive stockholder returns. The Company has substantial net operating tax loss carryforwards which it is seeking to redeploy to maximize stockholder value. Clarus’ primary business is as a leading developer, manufacturer and distributor of outdoor equipment and lifestyle products focused on the climb, ski, mountain, and sport categories. The Company’s products are principally sold under the Black Diamond®, Sierra® and PIEPS® brand names through specialty and online retailers, distributors and original equipment manufacturers throughout the U.S. and internationally. For additional information, please visit www.claruscorp.com or the brand websites at www.blackdiamondequipment.com, www.sierrabullets.com or www.pieps.com.

Forward-Looking Statements

Please note that in this press release we may use words such as “appears,” “anticipates,” “believes,” “plans,” “expects,” “intends,” “future,” and similar expressions which constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are made based on our expectations and beliefs concerning future events impacting the Company and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Potential risks and uncertainties that could cause the actual results of operations or financial condition of the Company to differ materially from those expressed or implied by forward-looking statements in this release include, but are not limited to, the overall level of consumer spending on our products; general economic conditions and other factors affecting consumer confidence; disruption and volatility in the global capital and credit markets, including the ability to obtain sufficient financing; the financial strength of the Company’s customers; the Company’s ability to implement its growth strategy, including its ability to organically grow each of its historical product lines, the ability of the Company to identify potential acquisition or investment opportunities as part of its acquisition strategy; the Company’s ability to successfully execute its acquisition strategy or that any such strategy will result in the Company’s future profitability; the Company’s ability to successfully integrate Sierra Bullets, L.L.C.; changes in governmental regulation, legislation or public opinion relating to the manufacture and sale of bullets by our Sierra segment, and the possession and use of firearms and ammunition by our customers; the Company’s exposure to product liability or product warranty claims and other loss contingencies; stability of the Company’s manufacturing facilities and foreign suppliers; the Company’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, our information systems; fluctuations in the price, availability and quality of raw materials and contracted products as well as foreign currency fluctuations; our ability to utilize our net operating loss carryforwards; legal, regulatory, political and economic risks in international markets; any anticipated dividend will be subject to approval by the Company’s Board of Directors as well as compliance with applicable law and the terms of the Company’s credit agreement with JPMorgan Chase Bank, N.A.; the additional leverage that we may incur to finance the Tender Offer could adversely affect our capital resources, financial condition and liquidity; and our decreased “public float” (the number of Shares owned by non-affiliate stockholders and available for trading in the securities markets) as a result of the Tender Offer and other share repurchases. More information on potential factors that could affect the Company’s financial results is included from time to time in the Company’s public reports filed with the Securities and Exchange Commission, including the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, and speak only as of the date hereof. We assume no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release.

Company Contact:

Warren B. Kanders

Executive Chairman

Tel 1-203-552-9600

warren.kanders@claruscorp.com

or

John C. Walbrecht

President

Tel 1-801-993-1344

john.walbrecht@claruscorp.com

or

Aaron J. Kuehne

Chief Administrative Officer and

Chief Financial Officer

Tel 1-801-993-1364

aaron.kuehne@claruscorp.com

Investor Relations:

Liolios

Cody Slach

Tel 1-949-574-3860

CLAR@liolios.com